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                           May 20, 2024

       Stephen Croskrey
       Chief Executive Officer
       Danimer Scientific, Inc.
       140 Industrial Boulevard
       Bainbridge, GA 39817

                                                        Re: Danimer Scientific,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 13, 2024
                                                            File No. 333-279371

       Dear Stephen Croskrey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Robert L. Lawrence